UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 6, 2019 AND ENDING December 31, 2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSC Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Franklin Road Pkwy - Suite 1-250
(No. and Street)

Brentwood	TN	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael O. Brown 678-894-1959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBMC, PC
(Name – *if individual, state last, first, middle name*)

201 Franklin Road	Brentwood	TN	37027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BSC Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BENGIE MAR SOLON DIAMOS NOTARY PUBLIC GEORGIA EXPIRES February 18, 2022 FORSYTH COUNTY

Notary Public

Signature

CFO & Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BSC SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2020

The report is filed in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 as a **PUBLIC** document.

BSC SECURITIES, LLC

TABLE OF CONTENTS

LBMC MAKE A GOOD BUSINESS BETTER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of BSC Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BSC Securities, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the period from November 6, 2019 through December 31, 2020, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BSC Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the period from November 6, 2019 through December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BSC Securities, LLC's management. Our responsibility is to express an opinion on BSC Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BSC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on Page 10 has been subjected to audit procedures performed in conjunction with the audit of BSC Securities, LLC's financial statements. The supplemental information is the responsibility of BSC Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LBMC, PC

We have served as BSC Securities, LLC's auditor since 2020.

Brentwood, Tennessee
March 19, 2021

BSC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS	
Cash	$ 3,458,521
Accounts receivable	25,000
Prepaid expenses	803
Total assets	$ 3,484,324

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Due to affiliate	31,632
Accounts payable	$ 20,196
Total liabilities	51,828
MEMBER'S EQUITY	3,432,496
Total liabilities and member's equity	$ 3,484,324

The accompanying notes are an integral part of this audited financial statement.

BSC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

BSC Securities, LLC (the "Company") was incorporated as a limited liability company in the state of Tennessee on April 12, 2019 and received approval from the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") to commence operations as a registered broker-dealer of securities on November 6, 2019. At the time of commencing operations and throughout the period to this financial statement, the Company was wholly owned by Bailey Southwell & Co., LLC ("the Parent"). At that time Jeffrey L. Bailey and John J. Bailey each owned a 50% membership interest in the Parent. This ownership structure changed subsequent to this financial statement (see NOTE 6 below).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of cash in a bank. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2020. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2020, the Company had no cash equivalents.

Revenue Recognition

Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction). For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as deferred revenue.

Revenue Recognition (continued)

The Company recognizes success fee revenues from capital raising services and merger and acquisition advisory services upon completion of a success fee-based transaction. The Company recognizes certain retainer revenue from contracts with customers upon delivery of a list of possible participants to the transaction and delivery of specified marketing materials as these are the performance obligations identified by the Company.

Income Taxes

All income and losses of the Company are passed through to the Parent, and the Parent reports these on its income tax return. There is no entity level tax for the Company for federal purposes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position

NOTE 2 - REGULATORY REQUIREMENTS

Net Capital Rule

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, and the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital of $3,406,693 and net capital requirement of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.02 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

Customer Protection Rule

The Company does not claim an exemptive provision to Rule 15c3-3 of the Securities Exchange Act of 1934 during the fiscal year ending December 31, 2020. The Company believes the services they provide would not subject the Company to the provisions of SEC Rule 15c3-3, because the Company without exception, did not hold customer funds or securities and its business activities were limited to (1) effecting the private placement of securities on a subscription-way basis; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

The Company is filing this exemption report and a related accountant's report in accordance with Footnote 74 of SEC Release 34-70073 and as discussed in Question 8 of the related FAQ issued by the SEC Staff. Accordingly, the Company is not required to maintain a reserve account for the exclusive benefit of customers nor is it required to make a determination of the possession and control requirements of the rule.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company entered into an Expense Sharing Agreement ("ESA") with the Parent whereby the Company will record a monthly allocation of expenses paid by the Parent for which the Company receives benefit. These expenses include personnel costs, occupancy costs, and general operating expenses. In accordance to "Notice to Members 03-63" issued by FINRA and related guidance published by the SEC, the Parent forgives the liability of the Company to repay the expenses allocated under the ESA each month, and the liability due to the Parent is converted to a capital contribution by the Parent to the Company.

The Company recorded ESA related liabilities of $442,848 and the Parent converted $411,216 of these in liabilities into capital contributions to the Company. At December 31, 2020, the Company had $31,632 in ESA related liabilities due to the Parent.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including deposits, accounts payable and accrued expenses and income taxes and penalties payable, are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

During the normal course of business, the Company may make certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities may include certain agreements with the Company's officers, under which the Company may be required to indemnify such persons for liabilities arising out of their current relationship. The duration of these indemnities and guarantees may vary. At December 31, 2020, the Company had no liabilities relating to any indemnification.

NOTE 5 - CONCENTRATIONS

At times, the Company may maintain cash balances in excess of the FDIC limit of $250,000. At December 31, 2020, the Company had a cash balance of $3,208,521 that was in excess of the FDIC limit.

NOTE 6 - SUBSEQUENT EVENTS

In December 2020, BSC Holding Co. LLC was incorporated as a two-member limited liability company in the state of Tennessee with Jeffery L. Bailey and John J. Bailey each owning a 50% membership interest.

On January 1, 2021 the Limited Liability Agreement of Bailey Southwell & Co., LLC was amended to change the ownership structure whereby BSC Holding Co., LLC was granted a 25% membership interest and a current employee of the Parent purchased a 15% membership interest in the Parent thereby changing the indirect ownership of the Company. The Parent continues to be the sole member of the Company.

On January 12, 2021 the Company made a distribution of retained earnings to the Parent which significantly reduced the Company's net capital. As of the date of the distribution the Company remained in compliance with its net capital requirements pursuant to Rule 15c3-1 and maintained net capital of $711,693 with a minimum net capital requirement of $5,000.

The Company has determined that there were no other subsequent events or transactions which took place that would have a material impact on its financial statement.

SUPPLEMENTARY INFORMATION

LBMC MAKE A GOOD BUSINESS BETTER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of BSC Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which BSC Securities, LLC had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception, as BSC Securities, LLC did not hold customer funds or securities and its business activities were limited to (1) effecting the private placement of securities on a subscription-way basis; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; for the period November 6, 2019 through December 31, 2020. BSC Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BSC Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth under the Securities Exchange Act of 1934.

LBMC, PC

Brentwood, Tennessee
March 19, 2021

BSC SECURITIES, LLC

EXEMPTION REPORT

REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE PERIOD NOVEMBER 6, 2019 THROUGH DECEMBER 31, 2020

To the best knowledge and belief of BSC Securities, LLC:

The Company did not claim an exemptive provision to Rule 15c3-3 of the Securities Exchange Act of 1934 for the period November 6, 2019 through December 31, 2020.

The Company believes the services they provide would not subject the Company to the provisions of SEC Rule 15c3-3, because the Company without exception, did not hold customer funds or securities and its business activities were limited to (1) effecting the private placement of securities on a subscription-way basis; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; for the period November 6, 2019 through December 31, 2020.

The Company is filing this exemption report and a related accountant's report in accordance with Footnote 74 of SEC Release 34-70073 and as discussed in Question 8 of the related FAQ issued by the SEC Staff.

Michael O. Brown
CFO & Financial and Operations Principal